Exhibit 3.1

ABIVAX

A French Société Anonyme (limited company) with share capital of €223,131.85

Registered office: 7-11 Boulevard Haussmann

75009 Paris

Paris Trade and Companies Register No 799 363 718

MEMORANDUM AND ARTICLES OF ASSOCIATION

Updated on 7 September 2022

Certified as true to the original

[Signature] /s/ Hartmut Ehrlich
The Chief Executive Officer

SECTION I

LEGAL FORM – COMPANY NAME – OBJECTS – REGISTERED OFFICE – TERM OF INCORPORATION

Article 1.	LEGAL FORM

Abivax (hereinafter, the ‘Company’) is a French société anonyme (limited company) with a Board of Directors, which is governed by the laws and regulations in force and by these Articles.

Article 2.	COMPANY NAME

The name of the Company is:

ABIVAX

In all instruments and documents issued by the Company and intended for third parties, the company name must always be preceded or followed immediately and clearly by the words ‘Société Anonyme’ or the initials ‘SA’, the amount of share capital, the Company’s registration number and the Trade and Companies Register in which it is registered.

Article 3.	REGISTERED OFFICE

The registered office is at:

7-11 Boulevard Haussmann, 75009 Paris.

It may be transferred to any location within the same or a neighbouring county (département) by ordinary decision of the Board of Directors, subject to ratification of that decision by the shareholders at their next Ordinary General Meeting, and to any other location by decision taken by the shareholders at an Extraordinary General Meeting. If a transfer is decided by the Board of Directors, the Board is authorised to vary these Articles accordingly.

Article 4.	OBJECTS

The Company’s objects, directly or indirectly, in France and other countries, is:

•

to engage in all research, development and marketing activities in relation to therapeutic and prophylactic vaccines and small therapeutic molecules administered primarily to combat infection; to acquire, subscribe for, hold, manage and transfer, in any form whatsoever, all shares and all transferable securities in all existing or new French or foreign companies, and generally to manage equity interests in the Company’s area of business;

•

to take part, directly or indirectly, in all operations and transactions that relate to, or are likely to promote the achievement of, any of the above objects, through the creation of new companies, contributions or the subscription or purchase of securities or members’ rights, mergers, business alliances, joint ventures or otherwise; and

•

generally, to engage in all personal property, real estate, industrial, commercial and financial operations and transactions that relate directly or indirectly to this object or to any similar or related objects, or that may be useful for, or facilitate the achievement of, such object.

Article 5.	TERM OF INCORPORATION

The Company is incorporated for a term of ninety-nine (99) years from the date it is registered in the Trade and Companies Register, unless it is wound up early or its term of incorporation is extended.

SECTION II

SHARE CAPITAL – SHARES

Article 6.	SHARE CAPITAL

6.1	Contributions – Formation of share capital

Upon the Company’s incorporation, by virtue of a legal document dated 4 December 2013, the Company received cash contributions totalling forty thousand euros (€40,000), corresponding to 40,000 ordinary shares.

1.	By decisions taken by the shareholders at their Extraordinary General Meeting of 25 April 2014:

(i)

the share capital was increased as a result of a cash contribution of nine thousand two hundred and fifty-nine euros (€9,259), from €40,000 to €49,259, through the creation of 9,259 new ordinary shares;

(ii)

the share capital was increased as a result of a cash contribution of thirteen thousand seven hundred and sixty euros (€13,760), from €49,259 to €63,019, through the creation of 13,760 new ordinary shares;

(iii)	the share capital was increased as a result of a cash contribution of five hundred and seventy-six euros (€576), from €63,019 to €63,595, through the creation of 576 new ordinary shares; and

(iv)	the share capital was increased as a result of a cash contribution of two thousand four hundred euros (€2,400), from €63,595 to €65,995 euros, through the creation of 2,400 new ordinary shares.

2.

By decision taken by the Board of Directors on 21 May 2014, pursuant to the authority delegated to the Board by the shareholders at their Combined General Meeting of 11 March 2014, the share capital was increased by five hundred and fifty-five euros (€555), from €65,995 to €66,550, through the creation of 555 new ordinary shares.

3.

By decisions taken by the shareholders at their Extraordinary General Meeting of 30 July 2014, the share capital was increased in cash by three million two hundred and fifty thousand (3,250,000) euros, from sixty-six thousand five hundred and fifty (66,550) euros to sixty-nine thousand one hundred and fifty (69,150) euros, through the issue of 2,600 new ordinary shares.

4.

By decision taken by the shareholders at their Extraordinary General Meeting of 20 February 2015, the par value of the shares that made up the share capital of the Company was divided by 100, thus reducing the par value from one (1) euro to one (1) euro cent (€0.01).

5.

As a result of the exercise of 28 ‘BCE-2014-5’ founders’ warrants on 24 April 2015, which was recorded by the Board of Directors in a decision of 3 June 2015, the share capital was increased by twenty-eight euros (€28), from sixty-nine thousand one hundred and fifty euros (€69,150) to sixty-nine thousand one hundred and seventy-eight euros (€69,178).

6.

By decision taken by the Board of Directors on 23 June 2015, pursuant to the authority delegated to the Board by the shareholders at their Combined General Meeting of 20 February 2015, the share capital was increased on 25 June 2015 by twenty-seven thousand and seventy euros and eighty-nine cents (€27,070.89), from sixty-nine thousand one hundred and seventy-eight euros (€69,178) to ninety-six thousand two hundred and forty-eight euros and eighty-nine cents (€96,248.89), through the issue of 2,707,089 new shares.

7.

As a result of the exercise of 64 ‘BSA-2014-3’ share warrants on 25 September 2015 and of 448 ‘BSA-2014-2’ share warrants on 26 September 2015, which was recorded by the Board of Directors in a decision of 4 December 2015, the share capital was increased by five hundred and twelve euros (€512), from ninety-six thousand two hundred and forty-eight euros and eighty-nine cents (€96,248.89) to ninety-six thousand seven hundred and sixty euros and eighty-nine cents (€96,760.89).

8.

As a result of the exercise of 208 ‘BCE-2014-3’ founders’ warrants on 22 December 2015, which was recorded by the Board of Directors in a decision of 18 January 2016, the share capital was increased by two hundred and eight euros (€208), from ninety-six thousand seven hundred and sixty euros and eighty-nine cents (€96,760.89) to ninety-six thousand nine hundred and sixty-eight euros and eighty-nine cents (€96,968.89).

9.

As a result of the exercise of 52 ‘BSA-2014-6’ share warrants on 11 April 2016, which was recorded by the Board of Directors in a decision of 7 November 2016, the share capital was increased by fifty-two euros (€52), from ninety-six thousand nine hundred and sixty-eight euros and eighty-nine cents (€96,968.89) to ninety-seven thousand and twenty euros and eighty-nine cents (€97,020.89).

10.

As a result of the exercise of 394 ‘BSA-2014-1’ share warrants on 17 March 2017, 473 ‘BSA-2014-4’ share warrants on 1 August 2017, 100 ‘BCE-2014-4’ founders’ warrants on 1 August 2017 and 400 ‘BCE-2014-2’ founders’ warrants on 28 September 2017, and as a result of the exercise of 60,000 Kepler share warrants, which was recorded by the Board of Directors on 20 November 2017, the share capital was increased by one thousand nine hundred and sixty-seven euros and forty cents (€1,967.40), from ninety-seven thousand and twenty euros and eighty-nine cents (€97,020.89) to ninety-eight thousand nine hundred and eighty-eight euros and twenty-nine cents (€98,988.29).

11.

As a result of the exercise of 29 ‘BSA-2014-7’ share warrants on 30 October 2017 and 2,500 ‘BCE-2016-1’ founders’ warrants on 20 December 2017, which was recorded by the Board of Directors on 22 January 2018, the share capital was increased by fifty-four euros (€54), from ninety-eight thousand nine hundred and eighty-eight euros and twenty-nine cents (€98,988.29) to ninety-nine thousand and forty-two euros and twenty-nine cents (€99,042.29).

6.2	Share capital

The share capital of the Company is set at two hundred and twenty-three thousand one hundred and thirty-one euros and eighty-five cents (€223,131.85).

It is divided into twenty-two million three hundred and thirteen thousand one hundred and eighty-five (22,313,185) fully subscribed and paid-up ordinary shares of the same class, with a par value of one euro cent (€0.01) each.

Article 7.	ALTERATION OF SHARE CAPITAL

1 - The share capital may be increased by any method and on any terms provided for by law.

The shareholders at an Extraordinary General Meeting have exclusive authority to decide, on the basis of a report by the Board of Directors, to increase the share capital and to delegate powers or authority to the Board of Directors in order to carry out the capital increase in one or more stages in accordance with applicable laws and regulations, set the applicable terms, record the completion thereof and vary these Articles accordingly.

The shareholders have a preferential right to subscribe for the shares issued for cash in the context of a capital increase, in proportion to the number of shares they already hold, and they may each waive their right. The shareholders at an Extraordinary General Meeting may decide to cancel this preferential subscription right in accordance with the law.

2 - A capital reduction must be authorised or decided by the shareholders at an Extraordinary General Meeting and must not affect shareholder equality under any circumstances.

A capital reduction to an amount less than the minimum required by law may be decided on the condition that the share capital is first increased to an amount at least equal to the amount required by law, unless the legal form of the Company is changed to a form that does not require a share capital higher than that after the reduction thereof.

Otherwise, any interested person may petition a court of law to wind up the Company. A decision to that effect may not be made if, on the day on which the Court decides on the merits of the application, the matter has been resolved.

Article 8.	CAPITAL REDEMPTION

The share capital may be redeemed in accordance with Article L. 225-198 et seq. of the French Commercial Code.

Article 9.	PAYMENT FOR SHARES

In the event of a capital increase, at least one quarter of the par value of the shares issued for cash must be paid up upon subscription, together with the entire share premium (if applicable).

The balance must be paid in one or more installments further to a call made by the Board of Directors, within five (5) years of the date of completion of the capital increase.

Calls for monies unpaid must be sent to the relevant subscribers and shareholders at least fifteen (15) days before the due date for each payment, by registered letter (with acknowledgement of receipt requested).

Any shareholder that does not make the required payments in respect of their shares on the due date will be automatically liable, without notice, to pay the Company default interest calculated daily from the payment due date, at three (3) points above the statutory rate applicable in commercial matters.

In order to obtain monies unpaid, the Company has the right of enforcement and may impose the penalties provided for by Article L. 228-27 et seq. of the French Commercial Code.

Article 10.	FORM OF SHARES

The shares may be bearer or registered shares, at the option of the shareholder and in accordance with the law. They shall be registered in an account in accordance with applicable laws and regulations.

Subject to compliance with the terms and conditions provided for by law, the shares shall be registered in the name of their holders and at their discretion, either in a registered account managed by the issuing company, in a registered account managed by an outside entity or in bearer form with an approved intermediary.

However, if a shareholder does not have their registered address in French territory within the meaning of Article 102 of the French Civil Code, any intermediary may be registered on behalf of that holder, either in a collective account or in several individual accounts, one for each holder.

The shares may be involved in transactions carried out by the relevant securities clearing house.

Article 11.	SHARE TRANSFERS – NOTIFICATION OF MAJOR HOLDINGS – RIGHTS AND OBLIGATIONS ATTACHING TO SHARES

11.1	Share transfers

The shares shall be freely negotiable upon issue, in accordance with the law.

They shall be registered in an account in accordance with the terms and conditions provided for by the laws and regulations in force.

Share transfers, irrespective of the form thereof, shall be carried out by way of a transfer from one account to another in accordance with the terms and conditions provided for by law.

11.2	Notification of major holdings

In addition to the statutory obligations to disclose information, to give notice of major holdings and, where applicable, to declare their intent, any natural or legal person and any legal entity, acting alone or in concert, who directly or indirectly holds, by any means whatsoever within the meaning of Article L. 233-7 et seq. of the French Commercial Code, a number of shares that represents 2% of the share capital and/or voting rights in the Company, is required to inform the Company of the total number of shares and voting rights or securities they hold directly or indirectly and that grant future access to the share capital of the Company. Such notice must be sent by registered letter (with acknowledgement of receipt requested) to the registered office or by any other equivalent means for the shareholders or securities holders who are resident outside France, within five (5) trading days of the date on which this threshold is exceeded.

Such notice must be given again for each additional 2% of the share capital or voting rights, without limitation.

This disclosure obligation applies on the above terms each time the fraction of share capital and/or voting rights held by a shareholder falls below a multiple of 2% of the share capital or voting rights.

If no disclosure is duly made as stated above, further to a request made by one or more shareholders that hold at least 2% of the share capital or voting rights in the Company and that is recorded in the minutes of the General Meeting, the shares that exceed the percentage that should have been declared will be stripped of the right to vote at any Meeting of shareholders held within two (2) years of the date on which notice is given.

11.3	Rights and obligations associated with shares

1 - Each share entitles its holder to a portion of the Company’s profit, assets and liquidation surplus, in net proportion to the percentage of share capital it represents.

It also entitles its holder to take part in General Meetings and to vote on resolutions in accordance with the law and these Articles.

2 - Shareholder liability for the Company’s debts is limited to the amounts contributed by them. The rights and obligations attaching to shares shall remain attached thereto, irrespective of the holder.

Share ownership automatically entails acceptance of, and an agreement to comply with, these Articles and the decisions taken at General Meetings of the Company’s shareholders.

3 - Whenever it is necessary to hold several shares in order to exercise a right of whatever kind (exchange, pooling, allotment of securities, capital increase or reduction, merger or any other corporate operation), the holders of single shares or of an insufficient number of shares may exercise this right on the condition that they arrange to pool and potentially purchase or sell the required number of securities.

11.4	Indivisibility of shares – Legal ownership – Beneficial ownership

1 - The Company recognises only one holder of each share.

The joint owners of undivided shares must be represented at General Meetings by one of their number or by a single representative. In the event of a disagreement, a representative shall be appointed by a court of law at the request of the first joint owner to act.

2 - Beneficial owners (usufruitiers) have the right to vote at Ordinary General Meetings and legal owners (nus-propriétaires) have the right to vote at Extraordinary General Meetings. However, the shareholders may agree to allocate the right to vote at General Meetings differently, providing that the beneficial owner is not deprived of the right to vote on decisions concerning distributions of profit. In such event, they must inform the Company of their agreement by sending a registered letter (with acknowledgement of receipt requested) to the registered office. The Company must apply the agreement for any meeting held more than one (1) month after that letter was received.

Voting rights shall be exercised by the holder of the securities pledged.

Legal owners may always take part in General Meetings, even if they do not have the right to vote.

Article 12.	DOUBLE VOTING RIGHT

The voting right attached to capital shares and dividend shares is proportionate to the amount of share capital they represent. Each share carries one voting right.

However, a double voting right compared to that attached to the other shares in view of the portion of share capital they represent is allocated to all fully paid-up shares that are proven to have been registered for at least two (2) years in the name of the same shareholder.

This double voting right shall also be granted, upon the issue of shares issued in the context of a capital increase through the capitalisation of reserves, profit or share premiums, in respect of the registered shares allotted to a shareholder free of charge on the basis of their existing shares for which they hold a double voting right.

A share transfer carried out as a result of an inheritance, division of marital property or inter vivos gift made to a spouse or relative entitled to inherit will not result in the loss of the right acquired and will not suspend the above period.

The foregoing shall also apply in the event of a share transfer carried out as a result of a merger or spin-off involving a corporate shareholder.

In addition, any merger or spin-off involving the Company will not affect the double voting right, which may be exercised within the beneficiary company or companies if so provided by the Articles of the relevant company or companies.

SECTION III

MANAGEMENT

Article 13.	BOARD OF DIRECTORS

The Company shall be managed by a Board of Directors made up of no less than three (3) and no more than eighteen (18) members, subject to the exception provided for by law in the event of a merger.

Article 14.	DIRECTORSHIPS

14.1	Appointment of directors

During the Company’s existence, the directors shall be appointed by the shareholders at an Ordinary General Meeting. However, in the event of a merger or spin-off, they may be appointed by the shareholders at an Extraordinary General Meeting. The directors shall be appointed for a term of four (4) years. Their term of office shall end at the close of the Ordinary General Meeting of shareholders held in the year in which their term of office expires to decide on the financial statements for the previous financial year.

The directors may be re-elected. They may be removed at any time by decision of the shareholders taken at an Ordinary General Meeting.

No individual over the age of eighty-five (85) may be a director. Any director who reaches this age limit whilst in office will be deemed to have automatically stepped down at the next General Meeting. Any appointment made in breach of the foregoing will be null and void, with the exception of interim appointments.

Upon their appointment and throughout their term of office, all natural person directors must comply with the law on the offices which an individual may concurrently hold in a limited company that has its registered office in mainland France, subject to the exceptions provided for by law.

An employee of the Company may only be appointed as a director if their employment contract corresponds to an actual job position. No more than one third of the directors in office may have an employment contract with the Company.

14.2	Legal entity directors

The directors may be natural persons or legal entities. Upon the appointment of a legal entity, the latter must appoint a permanent representative, who shall be bound by the same requirements and obligations and shall incur the same liability in civil and criminal law as though they were a director in their own name, without prejudice to the joint and several liability of the legal entity they represent. The permanent representative of a legal entity director shall be subject to the same age limit as that applicable to natural person directors.

The permanent representative appointed by a legal entity director shall be appointed for the term of the legal entity’s directorship.

If the legal entity removes its permanent representative from office, it must promptly notify the Company of the removal and of the identity of its new permanent representative by registered letter. The foregoing shall also apply if the permanent representative dies or resigns.

The appointment of a permanent representative and the termination of their office shall be subject to the same publicity formalities as would apply if the permanent representative were a director in their own name.

14.3	Board vacancies, death, resignation

If one or more seats on the Board of Directors become vacant due to death or resignation, the Board may appoint interim directors between two General Meetings.

If the number of directors falls below the minimum required by law, the remaining directors must immediately convene an Ordinary General Meeting in order to fill the vacancies.

Interim appointments made by the Board shall be subject to ratification by the shareholders at their next Ordinary General Meeting. In the absence of ratification, the decisions and steps taken previously by the Board shall nevertheless remain valid.

Article 15.	ORGANISATION AND DECISIONS OF THE BOARD

15.1	Chairman of the Board

The Board of Directors shall elect a Chairman from among its members, who must be a natural person, failing which their appointment will be null and void. The Board of Directors shall determine the Chairman’s remuneration in accordance with applicable laws and regulations.

The Chairman of the Board shall organise and oversee the work of the Board and report thereon to the shareholders at a General Meeting. The Chairman shall ensure that the Company’s bodies operate as required, and, in particular, that the directors are able to fulfil their duties.

The Chairman of the Board must be less than eighty-five (85) years of age. If the Chairman reaches this age limit whilst in office, they will be deemed to have automatically stepped down and a new Chairman must be appointed in accordance with this Article.

The Chairman shall be appointed for a term of office that must not exceed the term of their directorship, and they may be re-elected.

The Board of Directors may remove the Chairman from office at any time.

If the Chairman is subject to a temporary impediment or dies, the Board of Directors may appoint a director to fulfil the duties of Chairman.

In the event of a temporary impediment, this authority shall be given for a limited period and may be renewed. If the Chairman dies, it shall apply until such time as a new Chairman has been elected.

15.2	Board meetings

The Board of Directors shall meet as often as required in the interests of the Company, further to a meeting notice sent by the Chairman or two directors.

If the Board has not met for more than two (2) months, a minimum of one third of Board members may ask the Chairman to convene a Board meeting to decide on a specific agenda.

The Chief Executive Officer may also ask the Chairman to convene a Board meeting to decide on a specific agenda.

The Chairman shall be bound by any requests made to them pursuant to the previous two paragraphs. Meetings may be convened by any means, including verbally.

The Board shall meet at the registered office or at such other location (in France or another country) as may be stated in the meeting notice, and meetings shall be chaired by the Chairman of the Board or, if the Chairman is subject to an impediment, by a member appointed by the Board to act as Chairman.

The Chairman of the Board shall chair meetings. If the Chairman is subject to an impediment, the Board shall appoint a member present at the meeting to act as Chairman.

At each meeting, the Board may appoint a secretary, who may but need not be a member of the Board.

A register shall be kept and must be signed by the directors who take part in each Board meeting.

The directors, as well as any person who is invited to attend a Board meeting, shall be bound by a duty of discretion with regard to information and data that are designated as confidential by the Chairman.

15.3	Quorum and majority

The Board may only validly transact business if at least one half of the directors are present or deemed present, subject to the changes made by the Board’s rules of procedure for meetings held by video-conference or other method of telecommunication.

Unless these Articles state otherwise and subject to the changes made by the Board’s rules of procedure for meetings held by video-conference or other method of telecommunication, decisions must be taken by a majority of the votes cast by the members present, deemed present or represented.

In the event of a tie, the Chairman shall have a casting vote.

For the purpose of calculating the quorum and majority, the directors who take part in a Board meeting by video-conference or method of telecommunication in accordance with the Board’s rules of procedure shall be deemed present. However, directors must be present in person or by proxy for all Board decisions concerning the approval of the annual and consolidated financial statements, the drafting of the management report and the group management report (if applicable) and decisions concerning the removal of the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer.

Furthermore, one half of the directors in office may object to a Board meeting being held by video-conference or method of telecommunication. Notice of any such objection must be given in the form and within the time limit stated in the Board’s rules of procedure and/or imposed by applicable law or regulations.

15.4	Representation

Any director may give another director written permission to represent them at a Board meeting.

At any given meeting, each director may only hold one proxy form received pursuant to the previous paragraph.

These provisions apply to the permanent representative of a legal entity director.

15.5	Written consultations

The Board of Directors may also make certain decisions within its remit by virtue of a written consultation, in accordance with the laws and regulations in force.

In the event of a written consultation, the Chairman of the Board must send, by any means, including electronically, each of the directors, the statutory auditors and any representatives of the Economic and Social Committee, such documents as are needed to make decisions concerning items included on the agenda of the consultation.

The directors shall have such period of time as shall be stated in the relevant documents in which to cast their vote and to submit their observations to the Chairman, by any written means, including electronically.

Any director that does not respond within the specified time limit (which, if not stated in the relevant documents, shall be five (5) days from the date of transmission of the documents) shall be deemed to have abstained.

Minutes of written consultations shall be drawn up and signed by the Chairman; they must then be sent along with each director’s response to the Company and retained in the same way as the minutes of Board meetings.

15.6	Minutes of decisions

Decisions taken by the Board of Directors shall be recorded in minutes entered in a special minute book, the pages of which must be initialled and signed, and which shall be held at the registered office as required by applicable regulations.

Article 16.	POWERS OF THE BOARD OF DIRECTORS – COMMITTEES – OBSERVERS

16.1	Powers of the Board of Directors

The Board of Directors shall determine and oversee the implementation of the Company’s business strategy in its corporate interests, with consideration to be given to the social and environmental challenges associated with its business.

Subject to the powers expressly conferred on the shareholders and within the limit of the Company’s objects, the Board of Directors shall attend to all matters relating to the smooth running of the Company and shall settle matters concerning the Company by virtue of its decisions.

In dealings with third parties, the Company shall be bound even by the acts of the Board of Directors that fall outside the scope of its objects, unless it can prove that the third party involved knew that a particular act was outside the scope of the Company’s objects or could not have disregarded such fact in view of the circumstances, on the understanding that the publication of these Articles alone will not be sufficient proof of the foregoing.

The Board of Directors shall carry out such controls and checks as it deems appropriate.

The Chairman or the Chief Executive Officer is required to provide each director with the information needed to fulfil their duties. Each director may obtain such documents as they consider useful from the Chairman or the Chief Executive Officer.

Pursuant to the decisions taken by the shareholders at their General Meeting of 19 June 2020, the Board may vary these Articles as it sees fit in order to render them compliant with the laws and regulations in force, subject to ratification of the relevant decision by the shareholders at their next Extraordinary General Meeting.

16.2	Committees

The Board of Directors may decide to set up committees responsible for examining and issuing an opinion on matters put to them by the Board or its Chairman. These committees shall report to the Board on their work.

The Board of Directors shall set the composition and duties of the committees, which shall operate under the responsibility of the Board. The Board shall set the remuneration of the committee members.

16.3	Observers

During the Company’s existence, the shareholders at an Ordinary General Meeting or the Board of Directors may appoint observers, who may but need not be shareholders.

No more than three (3) observers may be appointed.

They shall be appointed for a period of one (1) year. Their duties will end at the close of the Ordinary General Meeting held in the year in which their mandates expire in order for the shareholders to decide on the financial statements for the previous financial year.

Any outgoing observer may be re-elected providing that they fulfil the requirements imposed under this Article. Their mandates may be renewed by decision taken by the shareholders at an Ordinary General Meeting or by the Board of Directors.

The observers may be removed and replaced at any time by the shareholders at an Ordinary General Meeting or by the Board of Directors, in which case they will not be entitled to any compensation. The duties of observers will also end due to the death or incapacity of a natural person member or the winding-up or compulsory administration of a legal entity member, or their resignation.

They may be natural persons or legal entities. In the latter case, upon its appointment, the legal entity must appoint a permanent representative, who shall be bound by the same requirements and obligations and shall incur the same liability in civil and criminal law as though they were an observer in their own name, without prejudice to the joint and several liability of the legal entity they represent.

The observers must strictly enforce these Articles and put forward their observations at Board meetings. They shall generally provide an ongoing advisory and monitoring service to the Company. However, they must not interfere under any circumstances in the management of the Company or generally act in place of the Company’s statutory bodies.

In the context of their work, the observers may notably:

•	put forward observations to the Board of Directors;

•	ask to peruse any of the Company’s books, records, registers and documents at the registered office;

•	request and obtain such information as is useful for their work from senior management and the Company’s statutory auditor; and

•	present a report on a specific matter to the shareholders at a General Meeting at the request of the Board.

The observers shall act both individually and collectively solely in an advisory capacity and shall not have the right to vote on the Board.

The observers may be invited to each Board meeting in the same way as the directors.

Decisions taken by the Board of Directors shall be valid notwithstanding any failure to invite an observer or members to a Board meeting or to provide them with documents prior to the meeting.

Article 17.	SENIOR MANAGEMENT – DELEGATION OF POWERS

17.1	Senior management

In accordance with the law, the Company shall be managed, under its responsibility, either by the Chairman of the Board of Directors or by another individual appointed by the Board of Directors with the title of Chief Executive Officer.

The Board of Directors shall choose between the two management methods at any time and at least upon the expiry of the term of office of the Chief Executive Officer or of the Chairman of the Board of Directors if the latter is also the senior manager of the Company.

The shareholders and third parties must be informed of this decision in accordance with the applicable decree.

The Board’s decision concerning the choice of management method must be taken by a majority of the directors present, represented or deemed present, on the understanding that the Chairman will not have a casting vote, subject to the specific provisions of Article 15.3 above if the directors take part in the Board meeting by video-conference or other method of telecommunication.

If the Company is managed by the Chairman of the Board of Directors, the following provisions concerning the Chief Executive Officer shall apply to the Chairman.

17.2	Chief Executive Officer

The Chief Executive Officer has the broadest powers to act in all circumstances in the name of the Company. They shall exercise these powers within the limit of the Company’s objects and subject to the powers expressly conferred by law on the shareholders at a General Meeting and on the Board of Directors.

The Chief Executive Officer shall represent the Company in its dealings with third parties. The Company shall be bound even by the acts of the Chief Executive Officer that do not come within the scope of its objects, unless it can prove that the third party concerned knew that a particular act was not within the scope of its objects or could not have disregarded such fact in view of the circumstances, on the understanding that the publication of these Articles alone will not be sufficient proof of the foregoing.

If the Board of Directors chooses to separate the duties of Chairman and Chief Executive Officer, it shall appoint the Chief Executive Officer, set their term of office, determine their remuneration in accordance with the laws and regulations in force and, if applicable, set restrictions on their powers.

No-one aged seventy-five (75) or over may be appointed as Chief Executive Officer. The Chief Executive Officer’s term of office will automatically end at the annual Ordinary General Meeting convened to approve the Company’s financial statements and held after the date on which the Chief Executive Officer reaches such age. Subject to this reservation, the Chief Executive Officer may be re-elected.

The Chief Executive Officer may be removed from office at any time by the Board of Directors.

17.3	Deputy Chief Executive Officers

On a proposal by the Chief Executive Officer, whether they are also the Chairman of the Board of Directors or a different person, the Board of Directors may appoint one or more individuals as Deputy Chief Executive Officers – who may but need not be directors or shareholders – to assist the Chief Executive Officer.

There may not be more than five (5) Deputy Chief Executive Officers.

If a Deputy Chief Executive Officer is a director, their term of office shall not exceed the term of their directorship.

No-one aged seventy-five (75) or over may be appointed as Deputy Chief Executive Officer. The Deputy Chief Executive Officer’s term of office will automatically end at the annual Ordinary General Meeting convened to approve the Company’s financial statements and held after the date on which the Deputy Chief Executive Officer reaches such age. Subject to this reservation, the Deputy Chief Executive Officer may be re-elected.

The Deputy Chief Executive Officers may be removed from office at any time by the Board of Directors, on a proposal by the Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and term of validity of the powers conferred on the Deputy Chief Executive Officers. The Board of Directors shall determine their remuneration in accordance with the law.

In dealings with third parties, the Deputy Chief Executive Officers shall have the same powers as the Chief Executive Officer.

If the Chief Executive Officer ceases or is unable to perform their duties, unless the Board of Directors decides otherwise, the Deputy Chief Executive Officers shall retain their duties and responsibilities until a new Chief Executive Officer has been appointed.

17.4	Delegation of powers

The Board of Directors may appoint agents – who may but need not be directors – to perform such occasional or permanent tasks as shall be determined by the Board, delegate powers to those agents and set their remuneration as it sees fit.

Article 18.	DIRECTORS’ REMUNERATION

The shareholders at a General Meeting may allocate an annual fixed amount to the directors as remuneration for their work, which the shareholders shall determine without being bound by previous decisions. Any such remuneration shall be booked as operating expenses.

The Board of Directors shall distribute the full allotted amount between its members as it sees fit. It may notably allot to the directors who are members of specialist committees an amount higher than that allotted to the other directors.

The Board of Directors may allot exceptional fees in connection with the tasks or assignments allocated to directors.

The Board may authorise the reimbursement of the travel and other expenses incurred by the directors in the Company’s interests.

Article 19.	AGREEMENTS BETWEEN THE COMPANY AND A DIRECTOR, THE CHIEF EXECUTIVE OFFICER, A DEPUTY CHIEF EXECUTIVE OFFICER OR A SHAREHOLDER THAT HOLDS MORE THAN 10% OF VOTING RIGHTS

19.1	Agreements subject to authorisation

Any agreement other than those concerning ordinary transactions entered into under arm’s length conditions that is entered into directly or through an intermediary between the Company and one of its directors, the Chief Executive Officer, a Deputy Chief Executive Officer or a shareholder that holds more than 10% of voting rights in the Company or, in the case of a legal entity shareholder, the company that controls it within the meaning of Article L. 233-3 of the French Commercial Code, are subject to the prior authorisation of the Board of Directors.

The foregoing also applies to agreements in which any of the persons referred to in the previous paragraph has an indirect interest.

Agreements entered into between the Company and an undertaking are also subject to prior authorisation if the Chief Executive Officer, a Deputy Chief Executive Officer or a director of the Company is the owner, a partner or shareholder with unlimited liability, a manager, a director, a Supervisory Board member or, generally, an executive of that undertaking.

These agreements must be authorised and approved as required by law.

19.2	Prohibited agreements

The directors other than legal entity directors are prohibited from taking out any form of loan with the Company, from having the Company grant them an overdraft on a current account or otherwise, and from having the Company guarantee or endorse their commitments to third parties, failing which the relevant agreement will be null and void.

The same prohibition applies to the Chief Executive Officer, the Deputy Chief Executive Officers and the permanent representatives of legal entity directors. It also applies to the spouses, ascendants and descendants of the persons referred to in this Article and to any intermediary.

19.3	Ordinary agreements

Agreements concerning ordinary operations that are entered into under arm’s length conditions are not subject to the statutory authorisation and approval procedure.

SECTION IV

AUDITS OF THE COMPANY’S FINANCIAL STATEMENTS

Article 20.	APPOINTMENT OF STATUTORY AUDITORS

The Company’s financial statements shall be audited by one or more principal – and, if applicable, alternate – statutory auditors, who shall be appointed and who shall perform their duties as required by law.

During the Company’s existence, the statutory auditors shall be appointed by the shareholders at an Ordinary General Meeting.

For each principal statutory auditor, an alternate statutory auditor may be appointed. Any alternate statutory auditors shall be appointed at the same time as the principal statutory auditors and for the same term, and shall replace the principal statutory auditors if the latter refuse to act, are subject to an impediment, resign or die.

The statutory auditors shall be appointed for six (6) financial years by the shareholders at an Ordinary General Meeting. Their engagements will expire after the Ordinary General Meeting held to decide on the financial statements for the sixth financial year.

Article 21.	STATUTORY AUDITORS’ DUTIES

The statutory auditors are vested with the duties and powers conferred on them by the laws and regulations in force. They may carry out such checks and audits as they consider appropriate at any time of the year.

The statutory auditors must be convened to all shareholder meetings at the latest at the same time as the shareholders themselves.

The statutory auditors’ remuneration shall be determined in accordance with the regulations in force.

They must be convened to the Board of Directors’ meeting at which the Board approves the financial statements for the previous year and, if applicable, to any other Board meeting, at the same time as the directors themselves.

The statutory auditors must be convened by registered letter (with acknowledgement of receipt requested).

SECTION V

SHAREHOLDER MEETINGS

Article 22.	QUORUM AND MAJORITY

At General Meetings, the shareholders shall transact business in accordance with the law.

Ordinary and Extraordinary General Meetings shall be held when convened for the first – or second if applicable – time in accordance with the quorum requirements imposed by law.

Decisions taken at General Meetings must be taken in accordance with the majority requirements imposed by law.

The shareholders at an Ordinary General Meeting shall make all decisions other than those that are within the exclusive remit of the shareholders at an Extraordinary General Meeting according to the law and these Articles.

The shareholders at an Extraordinary General Meeting have exclusive remit to vary the provisions of these Articles, subject to the provisions of Articles 3 and 16 hereof.

If a meeting is held by video-conference or other method of telecommunication permitted by law in accordance with Article 23 below, for the purpose of calculating the quorum and majority, the shareholders who take part in the meeting by video-conference or method of telecommunication will be deemed to be present.

Article 23.	NOTICE OF GENERAL MEETINGS

General meetings shall be convened by the Board of Directors, by the statutory auditors or by an agent appointed by a court of law in accordance with the terms and conditions provided for by law.

They shall be held at the registered office or at such other location as may be stated in the meeting notice.

For so long as the shares in the Company are admitted to trading on a regulated market or if the shares are not all registered shares, the Company is required, at least thirty-five (35) days before any meeting, to publish notice of the meeting – such notice to contain the information required by the laws and regulations in force – in the Bulletin des Annonces Légales Obligatoires (BALO, the Gazette of Compulsory Legal Announcements).

General Meetings must be convened through publication of a notice in a newspaper authorised to publish legal announcements in the county in which the registered office is located and in the Bulletin des Annonces Légales Obligatoires (BALO).

However, in place of the notices published as stated in the previous paragraph, notice may be given, at the Company’s expense, by letter sent by ordinary post or registered letter to each shareholder. Notice may also be given electronically in accordance with the regulations in force.

Any shareholder may also, if the Board so decides when a meeting is convened, take part in and vote at meetings held by video-conference or any method of telecommunication by which they can be identified, in accordance with the terms and conditions of the laws and regulations in force.

Any meeting that is not convened as required may be cancelled. However, action to declare a meeting null and void will be inadmissible if all the shareholders were present or represented.

Article 24.	MEETING AGENDA

The agenda of a meeting shall be set by the person who convenes the meeting.

However, one or more shareholders representing at least 5% of the share capital (or a group of shareholders that fulfil the requirements imposed by law) may, in accordance with the law, ask for draft resolutions to be added to the agenda of a meeting. Such requests must be sent along with the draft resolutions and may or may not be sent along with a brief explanation of the reasons for the request.

Such draft resolutions, of which the shareholders must be informed, shall be added to the agenda and put to the vote at the meeting.

At the meeting, the shareholders may only discuss items included on the agenda.

Nonetheless, they may remove and replace one or more directors in any circumstances.

The agenda of a reconvened meeting must be identical to the agenda of the meeting originally convened.

Article 25.	ADMISSION TO MEETINGS

Any shareholder may take part, in person, by proxy or by correspondence, in all types of General Meetings.

In order to be entitled to take part in General Meetings, the shareholders must produce proof of the following:

•	for registered shares, that they were registered, within the time limit imposed by law prior to the Meeting, in the registered share accounts held by the Company; and

•	for bearer shares, that they were registered, within the time limit imposed by law prior to the Meeting, in the bearer share accounts held by the authorised intermediary.

The booking or registration of securities in the bearer securities accounts kept by the authorised intermediary shall be recorded in a certificate issued by the said intermediary.

Any shareholder whose shares have not been fully paid-up may not attend meetings.

Article 26.	SHAREHOLDER REPRESENTATION AND POSTAL BALLOTS

26.1	Shareholder representation

A shareholder may be represented by another shareholder, by their spouse or partner with whom they have entered into a civil partnership or by any person of their choosing.

Any shareholder may receive a proxy form in order to represent another shareholder at a meeting. In this respect, no limits apply other than those imposed by law that set the maximum number of votes that may be held by the same person, in their own name and as a proxy.

26.2	Postal ballots

When a meeting has been convened, a postal ballot form and its attachments must be delivered in person or sent, at the Company’s expense, to any shareholder who makes a written request to that effect.

The Company must accept any request deposited or received at the registered office at least six (6) days before the date of the meeting.

Article 27.	MEETING OFFICERS

Shareholder meetings must be chaired by the Chairman of the Board of Directors or, in their absence, by a director appointed for that purpose by the Board. Otherwise, the shareholders must elect a chairman themselves.

If a meeting is convened by the statutory auditors, a court-appointed agent or the liquidators, it must be chaired by the person or one of the persons who convened it.

The two consenting persons present at the meeting who hold the most votes shall act as tellers.

The meeting officers must appoint a secretary, who may but need not be a shareholder.

Article 28.	MINUTES OF DECISIONS

The decisions taken at shareholder meetings must be recorded in minutes drawn up and signed by the meeting officers.

They must state the date and venue of the meeting, the method used to convene the meeting, the agenda, the meeting officers, the number of shares involved in the vote and the quorum reached, the documents and reports submitted to the shareholders, a summary of the discussions, the resolutions put to the vote and the results of the voting process.

Minutes must be entered in a special minute book kept at the registered office in accordance with the regulations in force.

If, in the absence of the required quorum, the shareholders cannot validly transact business, minutes must be drawn up by the officers of the meeting to record the foregoing.

Article 29.	SHAREHOLDERS’ RIGHT TO INFORMATION AND RIGHT OF SCRUTINY

Before each meeting, the Board of Directors must make available to the shareholders the documents they need to make informed decisions and to make an informed judgment on the management and running of the Company.

Following receipt of the above documents, any shareholder may submit written questions, in accordance with the laws and regulations in force, to which the Board of Directors must respond at the meeting.

Any shareholder has the right to obtain, at any time, the documents that the Board of Directors is required to make available to them at the registered office or to send to them in accordance with the laws and regulations in force.

SECTION VI

FINANCIAL YEAR – ANNUAL FINANCIAL STATEMENTS – ACCOUNTING AND FINANCIAL INFORMATION – APPROPRIATION OF PROFIT/LOSSES

Article 30.	FINANCIAL YEAR

The financial year has a term of twelve months. It begins on the first of January and ends on the thirty-first of December each year.

Article 31.	ANNUAL FINANCIAL STATEMENTS

At the end of each financial year, the Board of Directors must prepare a statement of the Company’s assets and liabilities at year end, as well as the annual financial statements.

It must draw up a management report on the Company’s position and business during the past year, its operating results, the progress made and difficulties encountered, its foreseeable development and future prospects, any significant events that have occurred between year end and the date of the report, and its research and development activities.

The annual financial statements, the management report and, where applicable, the consolidated financial statements and group management report must be made available to the statutory auditors at the registered office at least one month before the meeting at which the shareholders are to decide on the Company’s annual financial statements is convened.

Article 32.	APPROPRIATION AND DISTRIBUTION OF PROFIT/LOSSES

If the annual financial statements approved by the shareholders at a General Meeting show that the Company has generated a distributable profit, as defined by law, the shareholders may decide to appropriate that profit to one or more reserves – in which case they must decide how it will be allocated or used –, carry the profit forward or distribute it.

The shareholders at a General Meeting may choose to receive the whole or part of any dividend or interim dividend in cash or shares, in accordance with the law.

Following the approval of the financial statements by the shareholders at a General Meeting, any loss must be carried forward and set off against profit for future financial years until it has been cleared.

The portion of profit to which each shareholder is entitled and each shareholder’s liability for any loss shall be proportionate to its interest in the share capital.

Article 33.	EQUITY LESS THAN ONE HALF OF SHARE CAPITAL

If, owing to losses recorded in the accounting documents, the Company’s equity falls below one half of its share capital, the Board of Directors is required, within four (4) months of the approval of the financial statements showing the loss, to convene an Extraordinary General Meeting of shareholders to decide whether to wind up the Company early.

If a decision is made not to wind up the Company, subject to the provisions of Article L. 224-2 of the French Commercial Code, the Company is required, by the end of the second financial year following that in which the loss was recorded, to reduce its share capital at least by the amount of the loss that cannot be appropriated to the reserves unless, within that timeframe, it has rebuilt its equity to an amount equal to at least one half of its share capital. If these requirements are not met, any interested person may petition a court of law to wind up the Company. However, the Court may not make an order for the Company to be wound up if, on the day on which it decides the case, the situation has been remedied.

SECTION VII

WINDING-UP – LIQUIDATION – DISPUTES

Article 34.	WINDING-UP — LIQUIDATION

Upon the expiry of the term of incorporation set by the Company or if the Company is wound up early, the shareholders at a General Meeting must decide the terms of the liquidation proceedings and appoint one or more liquidators, whose powers shall be determined by the shareholders and who shall perform their duties as required by law.

If all shares in the Company are held by a sole shareholder, the expiry of the term of incorporation of the Company or the winding-up of the Company for whatever reason shall entail the transfer of all of its assets and liabilities to the legal entity sole shareholder, without the need to liquidate the Company, subject to the creditors’ right of opposition, in accordance with the provisions of Article 1844-5 of the French Civil Code.

Article 35.	DISPUTES

Any dispute that may arise during the Company’s existence or upon its liquidation between the Company and its shareholders or directors or between the shareholders themselves concerning the Company’s affairs shall be heard and decided in accordance with the law and referred to the competent courts.